Exhibit 99.1

Mindray Announces Formation of a Special Committee to Evaluate “Going Private” Proposal

SHENZHEN, China, June 24, 2015 -- Mindray Medical International Limited (“Mindray” or the “Company”, NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today that its board of directors has formed a special committee (the “Special Committee”) comprised of three independent directors of the Company, Mr. Ronald Ede, Mr. Kern Lim and Mr. Qiyao Wu, to consider the previously announced non-binding proposal (the “Proposal”) received by the Company’s board of directors (the “Board”) on June 4, 2015 from Mr. Li Xiting, its Executive Chairman of the Board, President and Co-Chief Executive Officer, Mr. Xu Hang, its Chairman of the Board, and Mr. Cheng Minghe, its Co-Chief Executive Officer and Chief Strategic Officer (collectively, the “Buyer Group”).

As previously announced, the Proposal contemplates the Buyer Group acquiring all of the outstanding ordinary shares of the Company not beneficially owned by the Buyer Group, including ordinary shares represented by the Company's American depositary shares or “ADSs” (each representing one ordinary share of the Company) in a going private transaction at a price of US$30.00 in cash per ordinary share or ADS, subject to certain conditions (the “Proposed Transaction”). The Board has formed the Special Committee, consisting of independent directors that are unaffiliated with members of the Buyer Group and not management members of the Company, to exclusively evaluate and, if appropriate, negotiate the Proposed Transaction on behalf of the Company and to consider other strategic options available to the Company.

The Special Committee has retained Lazard Asia (Hong Kong) Limited as its independent financial advisor and Shearman & Sterling as its U.S. legal counsel to assist it in its evaluation of the Proposed Transaction and any other alternative transaction.

The Company cautions its shareholders and others considering trading in its securities that neither the Special Committee nor the Board has set a definitive timetable for the completion of its evaluation of the Proposed Transaction or any other alternative transaction and the Company does not currently intend to announce developments unless and until an agreement has been reached. However, there can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Proposed Transaction or any other transaction will be approved or consummated.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains certain statements that are not descriptions of historical facts, but are “forward-looking” statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Mindray may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Mindray’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, whether or not any definitive offer will be made, or if made, whether it will be approved and consummated, and such other risks outlined in Mindray’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Mindray does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostics, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com